

Year in Review and 2013 Outlook

January 16, 2013

Presented by:

Dale Smith, CFA
CIO

Clint Brewer, CFA
Portfolio Manager

Brando Reyna, CFA
Portfolio Manager

Hello and good afternoon. On behalf of everyone at Meeder Investment Management, we would like to wish everyone a Happy New Year to you and your family. Thank you for joining us today. My name is Ron Sala, Vice President of Sales of Meeder Investment Management. Today's webinar is hosted by Dale Smith, Chief Investment Officer, Clint Brewer, Portfolio Manager and Brando Reyna, Portfolio Manager.

Today's Discussion Topics

- Recap of 4th Quarter and 2012
  - The events that shaped capital market behavior throughout the 4th quarter and full year of 2012.

- Market Positioning
  - How various areas of the stock and bond markets performed and how it affected our portfolios.

- Economic Update
  - Key events driving the progress of the economic recovery.

- Outlook for 2013
  - The important drivers for the capital markets in 2013.

If you are having technical difficulties, please call Go To Meeting at 1-800-263-6317.

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Dale Smith will recap the fourth quarter of 2012 and discuss our positioning and how it affected our portfolios. Next, Brando Reyna will give us an update on the economy. And finally, Clint Brewer will discuss our outlook for 2013. If you are having technical difficulties including logging on to the webinar, please call Go to Webinar at 1-800-263-6317. Again, that number is 1-800-263-6317.

Year in Review and 2013 Outlook

- 40 minute presentation

- 10 minute Q&A

- Audio through speakers or telephone. Mute speakers if using telephone.

- Submit questions through the questions panel in the lower right hand corner of your screen.

If you are having technical difficulties, please call Go To Meeting at 1-800-263-6317.

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Today's presentation will be approximately 40 minutes with a question and answer session following the presentation. You can listen to this presentation through the speakers on your computer or through your telephone. If you choose to use your telephone, you will want to mute your computer speakers. Questions can be submitted throughout the webinar via the questions panel on the lower right-hand corner of your screen. Again, anytime you would like to submit a question, please use the questions panel on the lower right-hand corner of your screen.

Once again, if you are having any technical difficulties including logging on to the webinar, please call Go to Webinar at 1-800-263-6317. Now I would like to introduce Dale Smith who will start us off with a recap of the fourth quarter. Dale.

Recap of 4th
Quarter & 2012

Dale Smith
Chief Investment Officer

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Thank you Ron, and welcome everyone. Thanks for joining us today. As Ron said, I will begin by recapping how the financial markets have performed recently. I will also discuss how we were positioned throughout the previous quarter and year including the specific factors that helped guide our decision making process.



The full year 2012 closed with gains in most of the world's equity markets, but to varying degrees. While the U.S. benchmarks had positive returns in the mid teens, some foreign markets swelled with a year end rally, and in some cases, gained more than 10% in the fourth quarter alone. The most notable country with this in mind was Japan, which happens to be the largest weighted country in the developing markets in the MSCI EAFE index, at right around 20%. In addition, we have seen the situation in Europe end the year with a more relaxed tone, which has added to some notable improvements in fourth quarter performance for Germany, France, and the United Kingdom.

2012 Style Box Performance
Average Fund - Through 12/31/12

	Value	Blend	Growth
Large-cap	14.6%	14.9%	15.3%
Mid-cap	16.6%	16.2%	14.1%
Small-cap	16.0%	15.5%	13.2%

S&P 500: 16.0%

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This table shows the average mutual fund performance for the nine style boxes for the full year of 2012. Taking a more thorough look at our domestic market reveals it was a difficult year for most managers, as only a few style boxes on average outperformed the S&P 500. The stronger performance was concentrated toward mid-cap and value funds, which was driven by strong performance of financial sector companies in addition to a fourth quarter rally by both mid- and small-cap companies.



You can see on this slide that two of the more cyclical indices the Russell 2000, shown here in light blue, and the S&P 400 Mid-cap Index, shown here in gold, both started off the year strong. As of the end of the second quarter, all three indices were mostly even. Perhaps most notable on this chart is that following the elections in November, small caps made a strong comeback for the remainder of the year returning 16% for the full year. In our own positioning, we maintained modest exposure to both mid- and small-caps for all of 2012 in our tactical portfolios. Later in the year, interest rate variables began to favor mid- and small-cap stocks; however, valuation factors in our investment models maintained a preference for large-cap stocks.


Growth vs. Value
Growth
Value
20%
15%
10%
5%
0%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2012
8

On this chart, we see that Growth stocks, shown here in blue, led the way for most of the year, but while still posting a respectable return for 2012, by finishing behind value stocks by a little more than 2% by year end. Contributing to growth outperformance early in the year was the technology sector, and to a lesser extent the consumer discretionary sector. However as the year wound down, value surged ahead with Financials outperforming all other sectors in the latter half of the year. In our equity exposure in our tactical portfolios, we started the year with an overweight to growth investments, but gradually shifted our exposure to value as momentum factors switched preference in our investment model. We entered 2013 with an overweight in value stocks.



This chart exemplifies the volatility we have seen in the international markets for the past year, which has been driven by the debt crisis in Europe and growth fears in emerging markets. From trough to peak, developed international markets rallied approximately 22%. Actions from Europe's leaders to help calm credit markets and stem the debt crisis was a contributor to this positive performance. Also, a newly elected Japanese Prime Minister who laid out an aggressive expansionary economic plan drove shares higher there as well.



Within the major Eurozone countries, we have seen a preference to the higher quality equity markets. Even though it's easy to tie all of the Eurozone economies together when discussing the situation facing Europe, we feel this is a great chart illustrating the issues facing each country's underlying economy. Germany has continued to be an economic powerhouse that has benefited from manufacturing and exports, while Spain's extraordinary high unemployment rate continues to be a sign of the challenges facing that country.



Building off our third quarter comments about the strength in international markets, we continued to see positive valuation and momentum factors in our international model favoring developed international stocks. As such, we continued to increase our exposure to this category in our tactical portfolios in the fourth quarter. Given the strong rally at the end of the year for this part of the market, we are pleased with the positive contribution to our performance and continue to rely on our models for objective guidance in this part of the world.



Comparing foreign stocks to domestic stocks, this chart shows the relative outperformance of both emerging and developed international markets since the beginning of September, which is when we initiated our position in developed international markets. This highlights the "risk-on" trade we've seen following the turmoil experienced over the summer.



After a strong start to the year, Japanese equities turned lower and gave back most of their gains through mid-November. However, the stock market turned sharply higher following elections in which a newly appointed Prime Minister there made an aggressive economic policy a priority. Also, the Chinese economy was showing signs of improvement at this time as well, which is an important destination for Japanese exports.



Cyclical sectors had varied performance for 2012 as well. Financials, shown here in dark blue, rallied on the back of Fed policy, renewed economic hopes, and improvement in the housing market as we will discuss in a few minutes. The technology sector, shown here in light blue, experienced a strong start to the year but lagged considerably in the fourth quarter, while energy exhibited signs of relative weakness for most of the year. We believe these two sectors results reflected concerns about the global growth outlook.



Looking at the traditionally defensive sectors, in the wake of the Supreme Court's ruling to uphold Obamacare in June, Healthcare, shown here in dark blue, remained the clear leader for defensive sector returns through year-end. Following 2011's top performance, the highly regulated Utilities sector provided only modest return in the face of the fiscal cliff and potentially higher tax rates on dividends.



The fixed income landscape for 2012 favored cyclical sectors of the market. Given the higher relative yields and low default rates, investors gravitated toward domestic high yield bonds, shown here in gold, and emerging market bonds, shown here in dark blue, for their fixed income exposure. Based on the output from our investment models, our Total Return Bond Fund was overweight in high yield and emerging market debt throughout the year, which benefited performance and helped the fund return 8.9% for 2012 compared to a benchmark return of only 4.2% for the Barclays Aggregate Bond Index.



This next chart illustrates volatility of US Treasury options going back for the past few years. In a way, this measure is similar to the volatility index that is monitored in relation to the stock market. The interpretation here is similar as well: an increase in volatility is associated with a risk-off environment, while falling volatility is associated with a risk-on environment in which cyclical assets tend to outperform.

What we would highlight here is that the cyclical sectors of the fixed income markets, namely investment grade and high yield corporates as well as emerging market bonds, have outperformed as Treasury option volatility has subsided. Should the index turn and start to move higher, we would expect to see a gravitation toward US Treasuries. But for now we continue to maintain overweight positions in emerging markets and high yield debt securities.



In 2012, the primary avenue toward adding alpha in a fixed income portfolio was through credit quality, as we just discussed. As shown in this chart, duration trades have added minimal value to performance given the range bound nature of yields during 2012. Based on output from our investment models, we maintained a duration or weighted average maturity that has been mostly in line with or slightly longer than that of our benchmark throughout 2012.

That concludes my portion of the presentation and I will now hand it over to Brando Reyna to review the recent developments in the economy.

Economic Update

Brando Reyna
Portfolio Manager

Thanks Dale, and good afternoon everyone.



To begin our economic update, we would like to start with this chart of capacity utilization that goes back to the mid 1990s. This is a measure of our economy's <u>actual</u> output relative to the economy's <u>potential</u> output. As shown in the chart, capacity utilization has recovered to a lower level after each of the past two recessions compared to where the economy was running <u>relative to its potential</u> nearly twenty years ago.

The current economic recovery has usually been discussed in terms of its weakness, and we believe this is yet another confirming indicator. We would also note that it is well documented that economic recoveries following a recession caused by a credit crisis are notoriously weak.


Unemployment Rates
Percent Job Losses in Post WWII Recessions, aligned at maximum job losses
1948 1953 1957 1960 1969 1974 1980 1981 1990 2001 2007 ex-Census
Percent Job Losses Relative to Peak Employment Month
Current Employment Recession
Dotted line ex-Census Hiring
Months, Aligned at bottom of Recession
http://www.calculatedriskblog.com/
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Another economic variable that highlights the weakness of this recovery is job creation.

We would like to revisit a chart that we have presented in the past. This slide compares the *current* percentage of jobs lost in the most recent recession, shown here in red, with the other 10 recessions since World War II. Clearly, this has been the most dramatic recession in the percentage of jobs lost. Also notice the general symmetry of each line. Historically it has taken approximately just as long to regain the jobs lost, as it took to lose them.

However, recessions caused by a credit crisis tend to experience slower recoveries, as seen with the most current recession. Because of this, we are likely to see a continued high level of unemployment throughout the remainder of 2013 and even into 2014. At the current rate of job growth, it would take another three and a half years before we would recapture all the jobs lost since the peak in early 2008.



The U.S. unemployment rate was reported at 7.8% in December compared to 8.3% at the start of 2012. While the unemployment rate has been steadily declining since late 2009, part of the decline is due to less than desirable factors. This chart helps illustrate why the moving pieces behind the declining unemployment rate are less than ideal.

The employment participation rate, shown here in blue, measures the percentage of the working age population that either has or wants a job. After rising steadily over the previous 40 years, this indicator has been *declining* over the past 10 years and has reached levels not seen since the early 1980s.

More importantly, the employment population ratio, shown here in gold, measures the percentage of the working age population that is employed. This ratio is one that is followed more closely by the Fed, and has remained more steady over the past 3 years, indicating that while things aren't getting *significantly* better on the employment front, they also aren't getting any worse.



We will now turn our attention to the state of the consumer, which is an important consideration given that consumption comprises two thirds of U.S. economic activity. This chart looks at the *present situation* and the *expectations components* of the Consumer Confidence Index, which is released monthly by the Conference Board.

As you can see in the chart, the present situation component has improved steadily over the past three years as the economy has slowly improved, while the expectations element, which asks consumers about their outlook for the next six months, has moved mostly sideways. We attribute the volatility in expectations to the persistent uncertainties facing consumers over the past few years, (such as the situation in Europe, the 2011 debt ceiling, and most recently, the fiscal cliff).



This chart shows the year-over-year gain in retail sales, excluding the sale of cars. Following a sharp rebound out of the recession, you can see that the gain in retail sales has steadily declined in the past two years. The most recent dip in consumer expectations, which we just discussed in the previous slide, occurred as we approached the fiscal cliff in December, and this gave way to *concern* that there could be an impact to spending levels during the important holiday sales season. As a result, the trajectory of retail sales is being monitored *carefully* to gauge the impact of the fiscal cliff on consumer spending.

December Sales (% Change Y/Y)

Target	0.0%
Kohl's	3.4%
Macy's	4.1%
The Gap	5.0%
Ross Stores	6.0%
Nordstrom	8.6%
Costco	9.0%

Source: Bloomberg

An early look at December *sales* data shows that holiday sales seem to be holding up just fine. This table shows the year-over-year change in sales for a number of retailers, including Target, Macy's, and Nordstrom's. Although this represents just a small sample of the overall industry, the initial indications are that retail sales may not be as bad as some feared given all the negative publicity surrounding the fiscal cliff at the time.



Despite the negativity surrounding the fiscal cliff and economy, it is important to highlight that <u>measures</u> of economic activity remain in <u>positive</u> territory. This chart shows the Global Purchasing Managers Index, or PMI, calculated by JPMorgan. This index is similar to the ISM that is monitored here domestically, in that a reading above 50 indicates expansion in the global economy while a reading below 50 indicates contraction.

As you can see, since the global economic recovery commenced, there was a <u>sharp</u> rebound back above 50, followed by periods of acceleration <u>and</u> deceleration during the past 3 years. We yet again find ourselves in the midst of an *improving figure* after bouncing around the 50 threshold in the third quarter. Although Europe's economy remains weak, we would note that the U.S. and several emerging market nations have seen an upswing in their PMI readings, which is helping to improve the global growth picture.



As far as the prospects for the U.S. economy is concerned, we prefer to monitor the index of leading economic indicators. The blue line in this chart is the index level, while the shaded grey areas represent recessions. As the name implies, the index of leading economic indicators is designed to predict economic activity six to nine months in the future. These indicators include a variety of economic data, (such as money supply, the average workweek, and building permits).

This index moved mostly sideways in the second quarter of 2012, it gained 3 tenths of a percent in October, and then fell by 2 tenths of a percent in the most recent release for the month of November. Overall, the Index remains near its peak for this recovery, and we will be monitoring the Index carefully over the coming months.

We would highlight that during 7 of the 8 recessions over the past 55 years, the minimum lead time from the LEI peak to the beginning of the recession was 8 months, and 1960 was the only exception, with a 4-month lead time. This doesn't guarantee a recession can't hit in 2013, but the historical odds are clearly in our favor.

Federal Reserve Update
• The Federal Reserve continues to evolve its stimulus measures.
• The Fed recently expanded its latest round of ‘Quantitative Easing’.
• Extraordinary measures now linked to improvement in economic variables.
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Against the backdrop of uncertainty created by the fiscal cliff, and the weakness of the economic recovery especially in terms of employment, the Fed is remaining *extremely accommodative* and continues to evolve its stimulus measures.

Coming into the fourth quarter, the Fed had already embarked on a new round of quantitative easing, which is essentially creating money to purchase assets such as Treasury securities. However, at its December meeting, the Fed increased the amount of securities it was purchasing under quantitative easing to $85 billion per month from $45 billion.

And in another extraordinary move, the Fed is now linking its policy measures to a specific improvement in the labor market, targeting a 6.5% unemployment rate, as opposed to a time-based commitment before.



This chart shows the S&P 500 along with the key dates involving the various announcements, implementations, and ending of the Fed's unconventional monetary stimulus, including quantitative easing. As you can see, periods of quantitative easing and other stimulus programs, such as Operation Twist, that sought to <u>lower</u> long-term rates, have subsequently resulted in stock market gains.

While the situation in Europe and domestic politics have resulted in numerous setbacks, the Fed's extremely accommodative stance and unconventional stimulus programs have served as an offset and helped propel the stock market and economic recovery forward.



While the Fed can influence short-term rates by utilizing the Fed Funds rate target, it is more difficult for the Fed to target the long-end of the yield curve. The Fed has used its Operation Twist and Quantitative Easing to try and lower long-term yields, and they have been successful in their effort, as evidenced by the yield curve in this chart.

This chart illustrates the difference between the three-month Treasury yield and the 10-year Treasury yield going back to the early 1990s. As you can see, it has fallen in the past couple years due to a decline in long-term rates. We pay extremely close attention to a variety of yield curve measures across different maturities, and actually incorporate these spreads into many of our quantitative investment models.



Mortgage Rates — 30 Year Fixed Mortgage Rate

Lowering long-term interest rates can be stimulative for many areas of the economy, especially the housing market. This chart shows the 30 year fixed mortgage rate reported by Freddie Mac going back to the 1970s. Mortgage rates tend to mimic the movement of long-term treasury rates, and as the yield on 10- and 30-year treasuries have continued their descent over the past couple years, mortgage rates have fallen to record low levels. In fact, the 30 year fixed mortgage rate hit a record low of 3.31% in the fourth quarter of 2012.



As falling mortgage rates have helped improve the affordability of housing, housing sales and starts have rebounded in response. This chart shows the level of housing starts in gold along with homebuilder confidence, shown here in blue. As you can see, housing starts have rebounded to the highest level since 2008, although they remain well off the levels seen in the last economic expansion.

Additionally, the *movement* in homebuilder confidence bodes well for the further recovery in housing starts. You will notice in the chart, that homebuilder confidence tends to lead the change in housing starts. For instance, confidence *peaked* and began falling in late 2005 before housing starts *peaked* and began falling in 2006. We view it as positive for housing that homebuilder confidence has improved sharply throughout 2012, and now stands at its best level in six years.



As housing starts and sales have rebounded, we are now seeing an improvement in the pricing environment. This chart shows a 20-city average change in home prices as calculated by S&P/Case-Shiller. In the most recent report, year-over-year home prices gained 4.3% in October, with gains registered in 18 of the 20 cities that were measured.

The strongest gain was reported in Phoenix, with a year-over-year increase of nearly 22%. Detroit, which was another city hit hard by the housing bust, saw home prices increase 10%. While we have a long way to go in order to restore home prices to their prior peak, the recent data is encouraging that we are finally on the path to recovery in the housing market.



This slide offers a different way to gauge the level of existing home inventory on the market, and examines how many months it would take to sell the available inventory of existing homes at the current sales rate. In other words, there is currently 4.9 months supply of existing homes for sale on the market based on the most recent inventory and sales data. This represents the lowest level of inventory since late 2005, and is a significant improvement from the peak of 11.5 months supply in July of 2010.

This excess of <u>listed</u> inventory appears to have been worked off, but the continuing concern is that of the shadow inventory, consisting of houses in the various stages of delinquency and foreclosure.



Homebuilder Stocks

S&P Homebuilders ETF

A moment ago we discussed homebuilder confidence as a way to gauge the potential direction of the housing market. There are also other ancillary measures we can utilize to gauge the *strength of* and *prospects* for the housing market. To this end, we can follow the stocks of publicly traded companies that are linked to the housing market, including homebuilders themselves or companies that supply into the housing channel such as Home Depot. The markets also appear to be expecting better times for homebuilders. The price of the homebuilders ETF has improved steadily since October 2011, rising over 100% compared to the S&P 500's gain of 33% for the same time period.

I will now hand the presentation over to Clint Brewer to discuss the key drivers that we believe will impact the markets in 2013.

2013 Outlook
Clint Brewer
Portfolio Manager
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Thanks Brando, and good afternoon everyone.

2013: Catalysts & Trends

- Fiscal Cliff Compromise

- Outlook for Corporate Earnings

- Who Will Drive Growth?

- Europe Update

As Brando mentioned, I will now give an update on the key catalysts and trends that are set to impact the capital markets in 2013, including the fiscal cliff, corporate earnings, global economic growth, and developments in Europe.

Fiscal Cliff Deal

- Bipartisan compromise avoids most of the 'fiscal cliff'.

- Tax provisions of compromise include:
  - 2% payroll tax cut allowed to expire.
  - Tax rates increase for individuals earning over $400k and couples earning over $450k.
  - Bush-era tax rates for low and middle income groups made permanent.
  - 20% maximum capital gains/dividend tax rate.

- Estimated fiscal drag of 1.5% on 2013 GDP.

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We would like to begin by recapping the recent compromise reached among lawmakers in Washington to avoid most of the fiscal cliff. While the deal does allow the 2% payroll tax cut to expire, all of the Bush-era tax rates on low and middle income households were made permanent. The alternative minimum tax, or AMT, has also been permanently patched.

And also important for investors, the 15% tax rate on capital gains and dividends was extended for low and middle income households as well. For individuals earning over $400,000 and couples earning over $450,000, income tax rates increased to 39.6%, and the tax rate applied to capital gains and dividends now goes up to 20% for the aforementioned income levels.

Fiscal Cliff Outcome ($ in Billions)		
	Original Fiscal Cliff	Actual Fiscal Cliff
--Payroll Tax Cut	-120	-120
--Emergency Unemployment Compensation	-30	-
--Affordable Care Act Personal Taxes	-25	-25
--2001/2003 Tax Cut (Upper Income) Plus Capital Gains/Dividend & Estate Tax	-60	-45
--2001/2003 Tax Cut (Low/Middle Income)	-120	-
--Alternative Minimum Tax	-100	-
--Automatic Spending Cuts (Sequestration)	-90	-
Total Fiscal Impact	-545	-190
% of GDP	-3.5%	-1.5%

Source: Barclays Capital

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Under the original fiscal cliff scenario, shown in this table with the column on the left, where all scheduled tax rate increases and spending cuts went into effect, the total impact would have been over $500 billion of fiscal tightening, which would have been the equivalent of about 3.5% of U.S. gross domestic product or GDP. This amount of tightening would have surely put the U.S. economy back into recession this year.

Under the compromise reached, fiscal tightening of $190 billion is now set to occur and is shown with the column on the right. We should now experience tightening equivalent to about 1.5% of GDP in 2013, and most economists believe we should avoid a recession under this more manageable scenario.

More to come…..

- Debt ceiling not included in fiscal cliff compromise.

- Automatic spending cuts ('sequestration') delayed by 2 months.

- Will likely lead to another round of difficult negotiations.

Up to this point, we have not mentioned the fate of the automatic spending cuts that were to go into effect at the start of 2013. If you recall, these spending cuts, also known as sequestration, were the result of failed negotiations stemming from the 2011 episode to raise the debt ceiling. As part of the fiscal cliff compromise, these spending cuts were delayed, but only by 2 months.

And speaking of the debt ceiling, the federal debt limit has been reached once again, and will need to be raised sometime around the end of February. Republicans are seeking to use these points as leverage to extract more federal spending cuts, while Democrats say they will not negotiate again over the debt ceiling. So, in just 2 short months after the fiscal cliff, we will surely witness more partisan politics in action.



U.S. Federal Spending – $3.6 Trillion in 2011

The fiscal cliff compromise did more to address the federal deficit by raising revenues for the government through tax increases as opposed to implementing spending cuts. However, in order to achieve meaningful deficit reduction, the high level of government spending has to be addressed.

This chart breaks down federal spending of $3.6 trillion from 2011. Speaking in generalities, Republicans have tended to protect defense spending from cuts, while Democrats do the same for Social Security and Medicare. Doing so ignores over 60% of the federal budget, and thus limits the scope of spending cuts to tame the budget deficit.



The top portion of this slide depicts the progression of government spending and tax revenue as a percent of GDP going back to the 1940s. The bottom portion of the chart shows the gap between federal government spending and revenues, which shows up as either a surplus or a deficit, also as a percent of GDP.

Current spending is about 24% of GDP, while the average over the past 65 years has been 19.7%. Government revenues are currently running at only 17% of GDP, while the long term average has been closer to 18%.

Taking the difference between the two, we are currently running a budget deficit of about 7%. As was highlighted with the fiscal cliff, the struggle is how to close this gap, while at the same time not hitting the brakes so hard as to throw the economy back into recession.



As the federal government deficit has swelled following the credit crisis in 2008, the level of government debt has increased significantly. This chart shows US government debt as a percent of GDP. It is easy to understand why debt levels have increased so rapidly: we must borrow in order to spend above and beyond what is collected in taxes, which was highlighted in the previous slide.

Right now, we borrow approximately 30 cents for every dollar of federal spending. What is also alarming is that debt as a percent of GDP has moved above 90%. According to various studies, economic activity can become impaired once debt moves above this threshold.

Deficit Reduction & Entitlements

- On our current trajectory, the CBO estimates that government spending will comprise over 30% of GDP within 20 years.

- The increase will be significantly driven by increased spending on Medicare and Social Security.

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While government spending is currently running at historically elevated levels at around 24% of GDP, it is expected to increase significantly and is projected to be over 30% of GDP sometime within the next 20 years.

A couple slides ago, we showed that Medicare and Social Security comprise a large chunk of the federal spending pie. Spending on these two areas are expected to increase substantially as a percent of GDP, and is a key driver behind the expected increase in total spending.



Using estimates from the Congressional Budget Office, this slide shows the projected increase in federal government spending as a percent of GDP, which is the green bars using the scale on the right. Using the scale on the left, the red line shows projected spending on medicare while the blue line is estimated spending on social security, both as a percent of GDP as well. Spending on medicare alone is expected to climb from around 3.7% of GDP currently to 6% in 20 years.

It will be difficult to address the nation's deficit spending and stabilize debt levels without reforming these two programs.

Corporate Earnings Outlook

- S&P 500 earnings and sales have exceeded the prior cycle peak, profit margins are at historical peak levels.

- Sales growth will be instrumental in driving earnings gains in 2013.

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We will now turn our attention to corporate earnings and the global growth outlook. Since profit margins are running near historic peaks, sales growth will be needed to drive further earnings growth. Because of this, the global growth outlook is critical for corporate earnings.



The recovery in corporate earnings has been a key driver in the stock market's recovery. The blue line on this chart represents the total trailing 12 months earnings per share of the companies that comprise the S&P 500 Index, while the gold line is the price level of the Index itself.

As you can see, earnings of companies in the S&P 500 Index have actually exceeded the prior peak in earnings set back in 2007. At least, from a valuation perspective, the price of the S&P 500 remains below the levels experienced in 2007, so relative to earnings, stocks are cheaper now than they were in 2007.



From a broad perspective, earnings are the result of sales and the profits that are left over after covering various expenses. As shown by the gold line in this chart, sales per share generated by the companies in the S&P 500 Index have recovered sharply from the Great Recession, and have exceeded the prior peak in sales, which ties directly into the higher level of earnings, which is still being shown as the blue line here.



Profit Margins
Standard & Poor's Industrial Average
Quarterly Data 9/30/1954 - 9/30/2012 (Log Scale)
S&P Gain/Annum When: 9/30/1954 - 9/30/2012
Profit Margin: | Gain/Annum | % of Time
* Above 6.2 | 0.9 | 23.7
Between 5.4 and 6.2 | 6.1 | 27.6
Between 3.3 and 5.4 | 13.4 | 42.7
3.3 and Below | -3.3 | 6.0
Source: Standard & Poor's
9/30/2012 = 1944.4
Earnings & Sales Based on Four-Quarter Totals
9/30/2012 Est. = 7.8%
(S658)
Standard & Poor's Industrial Average Profit Margin (Earnings/Sales)
© Copyright 2012 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html. For data vendor disclaimers refer to www.ndr.com/vendorinfo/
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The ability to manage corporate expenses and extract greater productivity shows up as the level of profit margins. While the higher level of sales has clearly benefited earnings in the S&P 500, this chart shows that profit margins have played a clear role in the earnings improvement as well. The bottom portion of this chart illustrates the profit margin of non-financial companies in the S&P 500 going back to the 1950s.

As you can see, profit margins during this cycle have actually exceeded the prior peak in margins, which illustrates how well companies have managed costs and boosted worker productivity. However, given the limited room for margins to expand from these levels, it is critical that sales growth is realized over the coming year in order to drive further earnings growth.

Who Will Drive Growth in 2013?

- Corporations may find it difficult to extract sales growth from developed economies.

- Emerging markets will once again be the driver of global economic growth.

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So, in order to grow earnings, corporations need to focus on expanding the top line because further upside to profit margins appears unlikely. Now we need to ask ourselves where the sales growth could come from. As we will show later, Europe is still stuck in recession following its debt crisis and austerity measures to tackle deficits. Also, the U.S. has been struggling to post decent growth rates, and it looks like growth in 2013 will be dampened by modest fiscal tightening. Once again, the bright spot in the world economy will likely be emerging markets.



This chart shows the historical, and forecasted, GDP growth rates for the overall world, as well as emerging economies and developed economies. As you can see, emerging markets have been the driver of global growth for the past several years, and are expected to do so once again in 2013 with an increase of 5.8%. Developed economies, weighed down by the issues just mentioned, are expected to grow by only 1.6%. Overall, this should result in global growth of 3.5% in 2013.

Manufacturing PMI Report

Euro zone	46.1
Germany	46.0
France	44.6
Spain	44.6
Italy	46.7
Greece	41.4
United Kingdom	49.5

Source: Ned Davis Research

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The prospects for growth in Europe remain poor, as evidenced by the most recent manufacturing PMI readings shown in this slide. As we discussed earlier, the PMI reading is a diffusion index where a data point above 50 indicates expansion while a reading below 50 points to contraction. With a reading of 46.1, manufacturing activity in the eurozone remains in recession territory. Even Germany, which has held up better than most European economies, is showing a reading of 46.



10-Year Bond Yield

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Despite Europe's economic woes, it is encouraging that signs of distress in European credit markets have abated. This chart shows the 10-year government bond yield of Italy and Spain going back to the start of 2011. In what has become almost routine, bond yields of fiscally weak peripheral European countries surge in response to investor concerns, only to fall back following intervention by the European Central Bank or other political leaders. But in the most recent episode in mid-2012, the ECB essentially pledged to become the lender of last resort, and stated that it could purchase an unlimited amount of short-term sovereign bonds. This action has continued to contain the bond yields of countries such as Italy and Spain.



Credit Default Swap Spreads

As another measure of sovereign distress, this chart shows credit default swap spreads for Italy and Spain. A credit default swap is essentially insurance that an investor can purchase to protect against default on a bond. The cost of insurance is quoted in basis points, and is the scale on the right. As the cost goes up, then the probability of default has increased and vice versa. While the spreads remains elevated compared to 2010, they have clearly improved off the levels experienced in 2011 and mid-2012.



HSBC Financial Clog Index

We are always considering the risk that a credit event in Europe would pose to the U.S. financial system. To this end, we follow a number of indicators that gauge the presence of stress in the U.S. credit markets. One such measure is the HSBC Financial Clog Index, which is actually a compilation of a variety of other risk measures. An increase in the index corresponds to rising levels of risk, and vice versa. As the situation in Europe has subsided, the risks posed to the U.S. financial system have fallen as well.



S&P 500 Four-Year Presidential Cycle

Finally, we would like to conclude this presentation by presenting historical stock market returns based on the timing of the Presidential cycle. The line in this chart represents the average movement of the S&P 500 during the four-year Presidential cycle, while the bars are the average return for the S&P 500 during each quarter of the cycle.

With the conclusion of U.S. elections, 2013 will represent year one of a new four-year presidential cycle. If we look on the chart, you will see that the first quarter in the first year of the presidential cycle has tended to be the worst over the four-year period for the stock market as shown here in red. While we are not making any predictions about how this quarter will turn out for investors, we've gotten off to a nice start so far in 2013, but as we have discussed in this presentation, there will be plenty of catalysts to move the stock market in either direction.

This concludes my comments, and with that, I will now hand the presentation back over to Ron Sala.

Questions?
Please submit questions through the question panel.
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Thank you Clint. Thank you team. At this point in the webinar, we like to take questions. As a reminder, you can send your questions through the questions panel on the bottom right corner of your screen.

Disclosure

Performance shown represents past performance and does not guarantee future results. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor's shares or units, when redeemed, may be worth more or less than their original cost. For current Fund performance information visit www.meederfunds.com. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® carefully before investing. The Flex-funds® prospectus contains this and other information about the Funds and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.meederfunds.com.

The unmanaged Standard & Poor's (S&P) 500 Index is a market value-weighted index of common stocks considered representative of the broad market. Total returns for the unmanaged index assume change in security prices and reinvestment of dividends and capital gain distributions, but do not reflect the costs of managing a mutual fund Individuals cannot invest directly in the index.

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Investing in securities involves inherent risks, including the risk that you can lose the value of your investment. There is no assurance that the investment process will consistently lead to successful results.

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